Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following blog post and communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on April 6, 2026:

Wall Street Upgraded Its Plumbing in the 90s. It’s About to Do It Again.

By Asheesh Birla, CEO, Evernorth

In the span of ten days last month, two things happened in Washington that most people outside of finance probably missed. What happened may mark the beginning of the end of a decade-long regulatory stalemate over digital assets.

On March 17, the SEC and CFTC issued their first-ever joint guidance classifying a group of digital assets, including XRP, digital commodities under existing federal law. The distinction matters enormously. It means these assets are treated as commodities for purposes of federal regulatory jurisdiction. It is, in effect, the federal government acknowledging that certain blockchain-based assets fall outside the securities framework. XRP already has this distinction following the court ruling between Ripple and the SEC, but enacting it into law would further clarify its regulatory designation.

Which brings us to the second thing that happened. Three days later, Senators Tillis and Alsobrooks announced a bipartisan compromise on the stablecoin yield provision that had been blocking the CLARITY Act, one of the most significant digital asset market structure bills to advance in Congress. A Banking Committee markup is now targeted for late April.

Neither headline, on its own, completes the picture. Together, they represent something the digital asset industry has never had at the same time: regulatory definition and legislative momentum.

I've been in this industry long enough to know that technology alone doesn't modernize financial systems. Markets transform when three things align: technology, regulation, and capital. We are watching that alignment happen now.

We've seen this pattern before

Consider the digitization of U.S. equity markets. In the early 1990s, less than 5 percent of NYSE trading volume was electronic. By 2009, virtually all of it was. The technology existed well before the transition, but the regulatory frameworks (particularly Regulation NMS, adopted by the SEC in 2005) and institutional willingness to commit capital to new technology was missing. However, once they arrived, the shift was fast and irreversible.

The global FX market really drives this home. In 1992 and 1993, Reuters and EBS launched the first electronic trading platforms for interbank spot foreign exchange, replacing voice brokerage with screens. But scale came from institutional forces in 2002: CLS, a payment-versus-payment settlement system built under pressure from the G20 central banks, went live in September that year. There was $1.2 trillion in daily global FX trading in 2001. As of 2022, there was approximately $7.5 trillion.

Digital assets are at the same inflection point: the technology arrived first, and the regulatory and capital layers are only now catching up.

The capital is showing up

Stablecoins have sustained approximately $300 billion in circulating supply, a functioning settlement layer for blockchain-based commerce and finance. Tokenized real-world assets, including U.S. Treasuries and credit instruments, have grown into the tens of billions across public blockchains. On the XRP Ledger specifically, RWA tokenization surged from $24.7 million at the start of 2025 to more than $2 billion by March 2026.

Institutional momentum is forming around XRP at a pace that didn't exist eighteen months ago. Spot XRP ETFs in the United States attracted more than $1 billion in net inflows after launching last year. On-chain, XRPL daily transaction counts recently reached a new all-time high of 4 million transactions. And just last month, a new survey from Coinbase and EY revealed that institutional investors plan to increase their XRP exposure from 18% to 25% this year.

These are the early markers of a market structure transition with capital expressing its view through regulated instruments and on-chain activity.

The question has changed

For most of XRP's history, the value proposition was settlement speed: move value across borders faster and cheaper than legacy rails. Settlement efficiency is a feature. Capital efficiency - how productively an asset can work on-chain as collateral, as a liquidity anchor, as the base layer for tokenized instruments - is the more consequential question for institutional participants.

The XRP Ledger recently hit approximately 27,000 automated market maker pools, with XRP pairs accounting for 92 percent of DEX trade routing. On-ledger lending, stablecoin issuance, real-time foreign exchange, and tokenized asset transfer are all operational on XRPL. The financial stack is being built.

The question for institutions now is how to deploy capital into it responsibly: with governance, with compliance, with risk management, and at scale.

Where Evernorth fits

Evernorth is a digital asset treasury company that, upon completion of its business combination with Armada Acquisition Corp. II, expects to be publicly listed on Nasdaq. The company has been designed to bridge public market capital and on-chain finance. We hold XRP and intend to deploy it into the growing financial infrastructure of the XRP Ledger by providing liquidity, participating in on-chain markets, and operating within a public-company framework that is audited, governed, and risk-managed.

Holding XRP directly and investing in Evernorth are different propositions. XRP is a digital asset. Evernorth is designed to provide investors with exposure to XRP's role in evolving financial infrastructure through active treasury management, not passive price exposure alone.

The long view

Every structural upgrade in financial markets felt uncertain at the beginning. Electronic trading did. Algorithmic execution did. ETFs did.

Each time, the pattern was the same. Technology led. Regulation followed. Capital committed. And once capital committed, the old architecture became legacy.

We are witnessing progression into the middle stages of that cycle in digital assets. The technology has proved itself. The regulation is now arriving. The capital is beginning to move. Evernorth is being built to provide institutional capital with a productive, governed entry point into this ecosystem.

Learn more: https://www.evernorth.xyz/press-release-10-20-2025

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement

Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.